News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM UPDATES FINANCIAL DISCLOSURE
 Releases Q4 and year-end 2006 and Q1 2007 financial results
Announces annual general meeting date

MONTRÉAL (QUÉBEC)— July 5, 2007— SR Telecom (TSX: SRX) today announced that it has fully updated its financial disclosure obligations according to regulatory guidelines with the release of its audited fourth quarter and year-end results for the period ended December 31, 2006, and its unaudited first quarter 2007 results for the period ended March 31, 2007.

The Company also filed its audited financial statements, management discussion and analysis (MD&A) and its annual information form (AIF) for the period ended December 31, 2006, as well as its financial statements and MD&A for the period ended March 31, 2007. Results for the two reporting periods remain unchanged from those reported in the Company’s news releases issued on May 10 and June 1, 2007.

All documents have been filed on SEDAR (www.sedar.com) in Canada and EDGAR (www.sec.gov) in the United States, and will be posted on the Company’s website (www.srtelecom.com), as will supplementary information (Door to WiMAX) regarding, among other things, the Company’s 2007-2008 business plan.

In addition, the Company has asked the Autorité des marchés financiers (AMF) to remove the management cease-trade order it imposed on all directors and officers of the Company as well as certain significant shareholders.

SR Telecom also announced that its annual general meeting of shareholders will be held on Thursday, September 6, 2007. Time and location, as well as the record date for this meeting will be announced on or before July 13, 2007.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal and Mexico City, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of July 5, 2007.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has also assumed a certain progression, which may not be realized. Additionally, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryone in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  “Assumptions, risks and uncertainties” in the Company’s management’s discussion and analysis for the year ended December 31, 2006 as updated by the Company’s Management`s discussion and analysis and the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www. srtelecom.com

The forward-looking information contained in this news release represents expectations of SR Telecom as of July 5, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783